VITERRA™

September 23, 2009

Exemption #: 82-5037

[redacted]

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra Inc.
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of three news releases that were filed on the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

Debbie Vargo

for: Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

9/24

VITERRA™

For Immediate Release
Date: September 23, 2009
Calgary, Alberta
Listed: TSX:VT; and ASX:VTA

Viterra Appoints Four New Directors

Calgary, Alberta --- Viterra Inc. ("Viterra" or the "Company") is pleased to confirm that today four former Directors of ABB Grain Ltd. ("ABB") have joined Viterra's Board of Directors. This satisfies a commitment Viterra made to ABB in the merger implementation agreement the two companies signed on May 19, 2009, when they agreed Viterra would acquire ABB.

The additions, which include two Australian growers, will expand the perspective of the Viterra Board, ensuring that it has the benefit of Australian experience in the development of the Company's future global direction. Its corporate governance model will be enhanced with the addition of a Deputy Chairman position, one of the ABB nominees.

"Our new appointments are an excellent complement to Viterra's Board. The former ABB Directors who have been selected to help govern our combined company have the necessary background and breadth of knowledge, not only with a deep understanding of Australia's agriculture industry, but also with respect to government processes and the business environment in Australia and New Zealand. We welcome their insights and individual expertise as we successfully integrate our companies," said Thomas Birks, Chairman of the Board of Directors of Viterra.

Viterra also noted that to facilitate the appointment of these new Directors, because of limitations under the Canadian Business Corporations Act with respect to the number of directors that can be added to the Board at any one time, Mr. Herb Pinder, a long-time Viterra Director, has temporarily resigned from the Board and will act as an observer until spring 2010. Viterra intends to nominate Mr. Pinder for re-election as a Director at the next annual meeting of shareholders.

Viterra's new Directors are:

Mr. Perry Gunner, B.AgSc, Grad. Dip. Bus. Admin
Mr. Gunner was the Chair of ABB's Board and served on its Nomination and Remuneration Committees. He is a Director of Australian Vintage Ltd. and Freedom Nutritional Foods Limited and a previous Director of AusBulk Ltd. Mr. Gunner has been appointed Viterra's Deputy Chairman and will serve on Viterra's Nominating Corporate Governance Committee.

Mr. Max Venning, MAICD (Deputy Chairman)
Mr. Venning was the Deputy Chair of ABB's Board, and served on Nomination and Grower Links Committees. A grower from Bute, South Australia, he is also a previous Director of AusBulk Ltd. and United Grower Holdings Ltd. Mr. Venning will serve on Viterra's Compensation Committee.

Mr. Paul Daniel, FAICD
Mr. Daniel served on the Finance and Audit Committees of ABB's Board. He is a previous Director of Direct Fertilizers Ltd and is a grower from Balaklava, South Australia. Mr. Daniel will join the Board's Audit Committee.

Mr Kevin Osborn, FAICD, FFTA, FPNA
Mr. Osborn was the Chair of ABB's Finance and Audit Committees of the Board, and a member of the Corporate Risk and Compliance and Remuneration Committees. He is Deputy Chairman of Bendigo and Adelaide Bank Ltd and Director of Leaders Institute of SA Inc. Mr. Osborn will participate on Viterra's Audit Committee and a newly formed Safety, Health and Environment Committee.

They join the following individuals who make up the rest of Viterra's Board: Board Chair Thomas Birks, and Directors Vic Bruce, Thomas Chambers, Bonnie DuPont, Tim Hearn, Dallas Howe, Harold Milavsky, Larry Ruud and Mayo Schmidt.

Forward-Looking Information:
This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; currency risk; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

About Viterra:
Viterra Inc. is a global food ingredients agribusiness headquartered in Canada. The Company has extensive operations and distribution capabilities across Western Canada, as well as in Australia and New Zealand, with Adelaide, Australia being Viterra's base for its Southeast Asian operations. Viterra also has offices and operations in the United States, Japan, Singapore, China, Switzerland, and a joint venture in Ukraine. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, food and malt processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between growers and destination customers. The Company's common shares are listed on the TSX under the symbol VT. In Australia, Viterra's Chess Depositary Interests (CDIs) are traded on the Australian Securities Exchange (ASX) under the symbol VTA.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Investors contact:
Colleen Vancha
Senior Vice President IR&CA
Viterra Inc.
(306) 569-5014

Media contact:
Susan Cline
Manager of Communications
Viterra Inc.
(306) 569-6948

Website: www.viterra.ca

VITERRA™

For Immediate Release
Date: September 23, 2009
Calgary, Alberta
Listed: TSX: VT; ASX: VTA

Viterra Completes Acquisition of ABB Grain

Calgary, Alberta ---Viterra Inc. ("Viterra" or the "Company") is pleased to announce the successful implementation today of its acquisition of ABB Grain Ltd ("ABB") by Scheme of Arrangement (the "Scheme").

Mayo Schmidt, President and Chief Executive Officer of Viterra said: "Viterra is very pleased to announce the official implementation of the Scheme and our first day of operation under our transformational combination with ABB. We have already undertaken significant integration planning of our two companies. We are well positioned to support the existing and future needs of both our producer and destination customer bases and the ever-increasing demand for quality foods in Asia and Southeast Asia where populations are rising quickly. Today formally marks our company's new role as a leading global ingredients supplier, a vision supported and valued by our shareholders."

ABB and Viterra signed an Implementation Agreement on 19 May 2009, under which Viterra proposed to acquire all the issued and outstanding shares in ABB for a mixture of cash and scrip via the Scheme. Approvals were granted by ABB shareholders and the Federal Court of Australia earlier in September.

In accordance with the Scheme, and pursuant to elections by ABB shareholders of record at 6:30 p.m. (Adelaide time) on 18 September 2009 (the "Scheme Record Date"), Viterra and its wholly owned subsidiary Viterra Australia Pty Ltd ("Viterra Australia") have today provided the following Scheme Consideration to or for the benefit of ABB shareholders:

- An aggregate cash amount of A$751,689,273.37 has been paid into the trust account designated by ABB. Dispatch of cheques and electronic payments to ABB shareholders entitled to cash payments under the Scheme is expected to commence on 28 September 2009.
- An aggregate of 78,296,645 new shares of Viterra (the "New Viterra Shares") have been issued under the Scheme. Of these:
  - 9,634,338 New Viterra Shares have been issued to ABB shareholders who elected to receive common shares of Viterra under the Scheme. Dispatch of share certificates representing these New Viterra Shares is expected to commence on or about 28 September 2009.
  - An aggregate of 68,629,939 New Viterra Shares have been issued to CHESS Depository Nominees Pty Ltd ("CDN") in trust for ABB shareholders who elected to receive Viterra CDIs. Dispatch of holding statements representing the Viterra CDIs is expected to occur on or about 28 September 2009.
  - An aggregate of 32,368 New Viterra Shares will be sold under the Cash Out Facility on or before 15 October 2009, following which cheques and electronic payments will be dispatched to those ABB shareholders entitled to receive such payments, as described in ABB's Scheme booklet dated 30 July 2009 (the "Scheme Booklet").

In exchange for the Scheme Consideration, all ordinary shares of ABB (the "ABB Shares") have been delivered and registered in the name of Viterra Australia.

The fully franked special dividend of A$0.41 per ABB share described in the Scheme Booklet has also been paid today to ABB shareholders of record at 6:30 p.m. (Adelaide time) on 17 September 2009.

Trading of the New Viterra Shares on the Toronto Stock Exchange ("TSX") is expected to commence at 9:30 a.m. (Toronto time) on 24 September 2009.

The last day of trading in Viterra CDIs on the Australian Securities Exchange ("ASX") on a deferred settlement basis will be 28 September 2009. Trading in Viterra CDIs on the ASX on a normal settlement basis will commence on 29 September 2009.

The last day for dispatch of cash consideration, certificates for New Viterra Shares and holding statements for Viterra CDIs is 8 October 2009.

Trading of ABB Shares is currently suspended and ABB has applied for their listing on the ASX to be cancelled on 24 September 2009.

Viterra is also pleased to announce that the 56,250,000 subscription receipts (the "Receipts") that were issued by private placement on 13 May 2009 at C$8.00 per Receipt have been exchanged into common shares of Viterra on the basis of one common share per Receipt. Trading of the Receipts is currently suspended and trading of the 56,250,000 Viterra common shares issued on exchange of the receipts on the TSX will commence at 9:30 a.m. (Toronto time) on 23 September 2009.

Terms used but not otherwise defined shall have the meaning given to them in the Scheme Booklet.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producers' decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; currency risk; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

About Viterra

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between farmers and destination customers. The Company's common shares are listed on the TSX under the symbol VT. In Australia, the Viterra CDIs are traded on the ASX on a deferred settlement basis under the symbol VTA.

Investors contact:
Colleen Vancha
Senior Vice President IR&CA
Viterra Inc.
(306) 569-5014

Media contact:
Susan Cline
Manager of Communications
Viterra Inc.
(306) 569-6948

www.viterra.ca

VITERRA™

For Immediate Release
Date: September 20, 2009
Calgary, Alberta
Listed: TSX:VT; ASX:VTA

Strong Interest In Viterra Shown – Results of ABB Shareholder Elections Announced

Calgary, Alberta --- Viterra Inc. ("Viterra" or the "Company") today announced that it has received confirmation on behalf of ABB Grain Ltd (ABB) (ASX:ABB) as to the aggregate Scheme Consideration to be paid to ABB shareholders of record at 6:30 p.m. (Adelaide time) on 18 September 2009 (the "Scheme Record Date"), in connection with Viterra's acquisition of ABB by Scheme of Arrangement (the "Scheme"), pursuant to an Implementation Agreement signed on 19 May 2009.

As ABB shareholder elections exceeded the amount of Available Scrip Consideration, the numbers described below are the result of scale back in accordance with the Scheme, as described in further detail in ABB's Scheme booklet dated 30 July 2009 (the "Scheme Booklet").

In accordance with this confirmation and the Scheme, Viterra and its wholly owned subsidiary Australia Pty Ltd ("Viterra Australia") will provide or procure the provision of the following Scheme Consideration to or on behalf of ABB shareholders on the Implementation Date, being 23 September 2009:

- An aggregate cash amount of A$751,689,273.37;
- An aggregate of 9,634,338 new shares of Viterra (the "New Viterra Shares") to be issued to ABB shareholders under the Scheme;
- An aggregate of 68,629,939 New Viterra Shares to be issued to CHESS Depositary Nominees Pty Ltd ("CDN") in trust for ABB shareholders who elected to receive Viterra CDIs; and
- An aggregate of 32,368 New Viterra Shares to be sold under the Cash Out Facility on or before 15 October 2009.

Terms used but not otherwise defined shall have the meaning given to them in the Scheme Booklet.

Forward-Looking Information
This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; currency risks; and changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

About Viterra
Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment,

grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the TSX under the symbol VT. In Australia, the Viterra CDIs are traded on the Australian Securities Exchange (ASX) on a deferred settlement basis under the symbol VTA.

– 30 –

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors contact:
Colleen Vancha
Senior Vice President IR&CA
Viterra Inc.
(306) 569-5014

Media contact:
Susan Cline
Manager of Communications
Viterra Inc.
(306) 569-6948

website: http://www.viterra.ca